PRICING SUPPLEMENT NO. 986BG
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated October 26, 2010



$20,841,240 Deutsche Bank AG Autocallable Optimization Securities with Contingent Protection

Linked to the SDPR® S&P 500® ETF Trust due on October 30, 2015

Investment Description

Autocallable Optimization Securities with Contingent Protection (the "**Securities**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the SDPR® S&P 500® ETF Trust (the "**Underlying Fund**"). The Securities are designed for investors who want to express a neutral or bullish view on the Underlying Fund. If the Closing Level of the Underlying Fund is greater than or equal to the Initial Fund Level on any Call Date (quarterly, beginning after one year, including the Final Valuation Date) the Securities will be automatically called for an annualized return of 8.48% (or a quarterly return of 2.12%). If the Securities are not automatically called and the Final Fund Level is not less than the Strike Level, at maturity you will be entitled to receive an amount equal to your initial investment. If the Securities are not automatically called and the Final Fund Level is less than the Strike Level, you will receive your initial investment reduced by 1% for every 1% decline in the Final Fund Level as compared to the Initial Fund Level. Under these circumstances you will lose a significant portion, and could lose all, of your initial investment. You will not receive interest payments during the term of the Securities. Investing in the Securities is subject to significant risks, including the risk of losing your entire initial investment. **The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❏ **Tactical Investment Opportunity —** If you believe the level of the Underlying Fund will remain the same or increase in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide an opportunity to generate returns based on this market view. If the Closing Level of the Underlying Fund is greater than or equal to the Initial Fund Level on any Call Date (quarterly, beginning after one year, including the Final Valuation Date) the Securities will be automatically called for an annualized return of 8.48%. If the Securities are not called, investors will have downside market exposure to the Underlying Fund at maturity, subject to the contingent protection feature.

❏ **Contingent Protection Feature —** If you hold the Securities to maturity and the Final Fund Level is not less than the Strike Level, you will receive 100% of your initial investment at maturity, subject to the creditworthiness of the Issuer. If the Final Fund Level is less than the Strike Level, your Securities will be fully exposed to any decline in the Final Fund Level as compared to the Initial Fund Level. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Key Dates

Trade Date	October 26, 2010
Settlement Date	October 29, 2010
Final Valuation Date[1]	October 26, 2015
Maturity Date[2]	October 30, 2015

[1] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the performance of the SDPR® S&P 500® ETF Trust. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Offering	Underlying Fund	Call Return[†]	Initial Fund Level	Strike Level	CUSIP/ISIN
Autocallable Optimization Securities with Contingent Protection	SDPR® S&P 500® ETF Trust (Ticker: SPY)	8.48% per annum	$118.73	$59.37, equal to 50% of the Initial Fund Level	25154P 20 4 / US25154P2048

[†] Annualized. If the Securities are called, the Call Return will vary depending on the Call Date on which the Securities are called, as set forth herein.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement BG dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement. See "Key Risks" on page 5 of this pricing supplement and "Risk Factors" beginning on page 6 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement and product supplement BG. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$20,841,240.00	$521,031.00	$20,320,209.00

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$20,841,240.00	$1,485.98

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with underlying supplement No. 1 dated September 29, 2009, product supplement BG dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

- Product supplement BG dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312510019698/d424b21.pdf

- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Autocallable Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 5 of this pricing supplement and "Risk Factors" on page 6 of the accompanying product supplement.

The Securities may be suitable for you if, among other considerations:

- You believe the Closing Level of the Underlying Fund will be greater than or equal to the Initial Fund Level on any Call Date, including the Final Valuation Date.

- You are willing to expose your investment to the full downside performance of the Underlying Fund, if the Final Fund Level is less than the Strike Level.

- You are willing and able to hold Securities that will be called on the earliest Call Date on which the Closing Level of the Underlying Fund is greater than or equal to the Initial Fund Level, and you are otherwise willing and able to hold the Securities to maturity.

- You are willing to make an investment the return of which is limited to the applicable Call Return, an annualized return of 8.48%.

- You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market.

- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may *not* be suitable for you if, among other considerations:

- You do not believe that the Closing Level of the Underlying Fund will be greater than or equal to the Initial Fund Level on any Call Date.

- You believe the Final Fund Level will be less than the Strike Level.

- You seek an investment that offers full protection of your initial investment.

- You are not willing to make an investment in which you could lose up to 100% of your initial investment.

- You seek an investment the return of which is not limited to the Call Return, an annualized return of 8.48%.

- You are unwilling or unable to hold Securities that will be called on any Call Date on which the Closing Level of the Underlying Fund is greater than or equal to the Initial Fund Level, or you are otherwise unable or unwilling to hold the Securities to maturity.

- You prefer to receive dividends and any other distributions paid on any stocks held by the Underlying Fund.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

- You seek current income from this investment.

- You seek an investment for which there will be an active secondary market.

- You are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Final Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security (subject to a minimum purchase of 100 Securities, or $1,000)
Term	5 years, subject to a quarterly automatic call beginning after one year
Underlying Fund	SDPR® S&P 500® ETF Trust (Ticker: SPY)
Call Feature	The Securities will be automatically called if the Closing Level of the Underlying Fund on any Call Date is greater than or equal to the Initial Fund Level.
Call Dates	Quarterly, beginning after one year, on the following dates: October 27, 2011, January 26, 2012, April 26, 2012, July 26, 2012, October 26, 2012, January 28, 2013, April 26, 2013, July 26, 2013, October 28, 2013, January 27, 2014, April 28, 2014, July 28, 2014, October 27, 2014, January 26, 2015, April 27, 2015, July 27, 2015, and October 26, 2015 (the "**Final Valuation Date**"). The Call Dates are subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Call Settlement Dates	Four business days following the relevant Call Date
Call Return	If the Securities are called, investors will receive on the applicable Call Settlement Date a cash payment per $10.00 Security face amount equal to the Call Price for the relevant Call Date. The Call Price will be based upon the annualized Call Return of 8.48%.

Call Dates	Call Return	Call Price (per $10.00 Security)
October 27, 2011	8.48%	$10.85
January 26, 2012	10.60%	$11.06
April 26, 2012	12.72%	$11.27
July 26, 2012	14.84%	$11.48
October 26, 2012	16.96%	$11.70
January 28, 2013	19.08%	$11.91
April 26, 2013	21.20%	$12.12
July 26, 2013	23.32%	$12.33
October 28, 2013	25.44%	$12.54
January 27, 2014	27.56%	$12.76
April 28, 2014	29.68%	$12.97
July 28, 2014	31.80%	$13.18
October 27, 2014	33.92%	$13.39
January 26, 2015	36.04%	$13.60
April 27, 2015	38.16%	$13.82
July 27, 2015	40.28%	$14.03
October 26, 2015 (Final Valuation Date)	42.40%	$14.24

Payment at Maturity (per $10.00 Security)	**If the Securities are not automatically called and the Final Fund Level is greater than or equal to the Strike Level,** you will be entitled to receive a cash Payment at Maturity equal to $10.00 per $10.00 Security face amount. **If the Securities are not automatically called and the Final Fund Level is less than the Strike Level,** you will be entitled to receive a cash Payment at Maturity equal to: $10.00 + ($10.00 x Underlying Fund Return); ***Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.***
Underlying Fund Return	$$\frac{\text{Final Fund Level} - \text{Initial Fund Level}}{\text{Initial Fund Level}}$$
Strike Level	$59.37, equal to 50.00% of the Initial Fund Level
Closing Level	On any scheduled trading day, the last reported closing level of the Underlying Fund on the relevant exchange multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent.
Initial Fund Level	$118.73, the Closing Level of one share of the Underlying Fund on the Trade Date.
Final Fund Level	The Closing Level of one share of the Underlying Fund on the Final Valuation Date.
Share Adjustment Factor	Initially 1.0 for the Underlying Fund, subject to adjustment for certain actions affecting the Underlying Fund. See "Description of Securities — Anti-dilution Adjustments for Funds" in the accompanying product supplement.

Determining Payment Upon a Call or at Maturity



Was the Closing Level of the Underlying Fund on any Call Date greater than or equal to the Initial Fund Level? — **Yes** → You will receive the Call Price for the applicable Observation Date. The Call Price is based on the annualized Call Return.

No ↓

Was the Final Fund Level less than the Strike Level? — **No** → At maturity you will be entitled to receive a cash payment equal to $10.00 per $10.00 Security face amount.

Yes ↓

Determine the Underlying Fund Return → At maturity, you will receive your initial investment reduced by 1% for every 1% decline in the Final Fund Level as compared to the Initial Fund Level, calculated as follows:

$10.00 + ($10.00 x Underlying Fund Return)

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Scenario Analysis and Hypothetical Examples of Payment upon an Automatic Call or at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity or Call Price due upon an automatic call for a hypothetical range of performance for the Underlying Fund. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Underlying Fund relative to its Initial Fund Level. We cannot predict the Final Fund Level or the Closing Level of the Underlying Fund on any of the Call Dates (including the Final Valuation Date). You should not take these examples as an indication or assurance of the expected performance of the Underlying Fund. You should consider carefully whether the Securities are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity or Call Price due upon an automatic call per Security:

Term:	5 years, subject to a quarterly automatic call beginning after the first year
Initial Fund Level:	$118.73
Strike Level:	$59.37 (50% of the Initial Fund Level)
Call Return and Call Prices:	

Call Dates	Call Return*	Call Price*
October 27, 2011	8.48%	$10.85
January 26, 2012	10.60%	$11.06
April 26, 2012	12.72%	$11.27
July 26, 2012	14.84%	$11.48
October 26, 2012	16.96%	$11.70
January 28, 2013	19.08%	$11.91
April 26, 2013	21.20%	$12.12
July 26, 2013	23.32%	$12.33
October 28, 2013	25.44%	$12.54
January 27, 2014	27.56%	$12.76
April 28, 2014	29.68%	$12.97
July 28, 2014	31.80%	$13.18
October 27, 2014	33.92%	$13.39
January 26, 2015	36.04%	$13.60
April 27, 2015	38.16%	$13.82
July 27, 2015	40.28%	$14.03
October 26, 2015 (Final Valuation Date)	42.40%	$14.24

* Based on the annualized Call Return of 8.48%.

Example 1 — The Closing Level of the Underlying Fund on the first Call Date is $150.00, which is greater than the Initial Fund Level of $118.73 — the Securities are called.

Because the Closing Level of the Underlying Fund on the first Call Date is greater than or equal to the Initial Fund Level, the Securities are automatically called on the first Call Date at the applicable Call Price of $10.85 per Security payable on the corresponding Call Settlement Date, representing a 8.48% return on the Securities.

Example 2 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Fund Level of $150.00 is greater than the Initial Fund Level of $118.73 — the Securities are called.

Because the Securities were not previously called and the Final Fund Level is greater than or equal to the Initial Fund Level, the Securities are automatically called on the Final Valuation Date at the applicable Call Price of $14.24 per Security payable on the corresponding Call Settlement Date, representing a 42.40% return on the Securities.

Example 3 — The Closing Level of the Underlying Fund is not equal to or greater than the Initial Fund Level on any of the Call Dates and the Final Fund Level of $65.00 is greater than the Strike Level of $59.37 — the Securities are NOT called.

Because the Closing Level of the Underlying Fund on all of the Call Dates is not equal to or greater than the Initial Fund Level, the Securities are not automatically called. Because the Final Fund Level is not less than the Strike Level, you will be entitled to receive a Payment at Maturity equal to $10.00 per $10.00 Security.

Example 4 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Fund Level of $47.49 is less than the Strike Level of $59.37 — the Securities are NOT called.

Because the Securities are not called and the Final Fund Level is less than the Strike Level, your initial investment will be fully exposed to any decline in the Final Fund Level as compared to the Initial Fund Level. Accordingly, you will be entitled to receive a Payment at Maturity calculated as follows:

$10.00 + ($10.00 x Underlying Fund Return) =
$10.00 + ($10.00 x -60%) = $4.00

If the Securities are not automatically called and the Final Fund Level is less than the Strike Level, the contingent protection feature is lost and your initial investment will be fully exposed to any decline in the Final Fund Level as compared to the Initial Fund Level. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange (including a call), and your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Fund or in any of the components held by the Underlying Fund. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Securities do not guarantee any return of your initial investment. If the Securities are not automatically called, the return on the Securities at maturity will depend on whether the Final Fund Level is greater than or equal to the Strike Level. If the Securities are not automatically called on any Call Date and the Final Fund Level is less than the Strike Level, you will be fully exposed to any decline in the Final Fund Level as compared to the Initial Fund Level. ***Accordingly, you could lose your entire initial investment.***

♦ **APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN** — The appreciation potential of the Securities is limited to the annualized Call Return of 8.48%, regardless of the performance of the Underlying Fund. In addition, since the Securities could be called as early as the first Call Date, the term of your investment could be cut short, and your return on the Securities would then be less than if the Securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the Securities at a comparable return for a similar level of risk. If the Securities are not called, you could lose your entire initial investment.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The Securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any payment upon an automatic call and any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any other amount owed to you under the terms of the Securities.

♦ **REINVESTMENT RISK** — If your Securities are called early, the holding period over which you would receive the annualized Call Return of 8.48% could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Securities are called prior to the Maturity Date.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying Fund and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Underlying Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Fund. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the Securities.

♦ **YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL VALUATION DATE** — If the Securities are not automatically called and the Final Fund Level is greater than or equal to the Strike Level, your initial investment in the Securities will be protected, subject to the credit of the Issuer. We refer to this feature as contingent protection. However, if the Final Fund Level is less than the Strike Level, at maturity you will be fully exposed to any depreciation in the Closing Level of the Underlying Fund. Under these circumstances, your initial investment will be reduced by 1% for every 1% that the Final Fund Level is less than the Initial Fund Level.

♦ **CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — If your Securities are not automatically called, you should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

♦ **NO COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks held by the Underlying Fund or holders of shares of the Underlying Fund would have.

♦ **INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING FUND** — The return on your Securities may not reflect the return you would realize if you directly invested in the Underlying Fund. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the component stocks held by the Underlying Fund or holders of shares of the Underlying Fund would have.

♦ **IF THE LEVEL OF THE UNDERLYING FUND CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER** — Your Securities may trade quite differently from the Underlying Fund. Changes in the market price of the shares of the Underlying Fund may not result in a comparable change in the value of your Securities.

♦ **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity or Call Price due upon an automatic call described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE SECURITIES** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates may be willing to buy the Securities.

♦ **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the Closing Levels of the Underlying Fund, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- ♦ the expected volatility of the Underlying Fund;

- ♦ the time remaining to maturity of the Securities;

- ♦ the dividend rate on the stocks held by the Underlying Fund;

- ♦ the occurrence of certain events affecting the Underlying Fund that may or may not require an anti-dilution adjustment;

- ♦ interest and yield rates in the market generally;

- ♦ geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

- ♦ supply and demand for the Securities; and

- ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the Underlying Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Fund, may adversely affect the market price of the shares of the Underlying Fund and therefore, the value of the Securities.

- **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuer of the Underlying Fund, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Fund Level of the Underlying Fund and Payment at Maturity or Call Price due upon an automatic call based on Closing Level of the Underlying Fund in the market. The calculation agent can postpone the determination of the Closing Level of the Underlying Fund if a market disruption event occurs on any of the Call Dates.

- **WE AND OUR AFFILIATES, OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL FUND LEVEL AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Underlying Fund to which the Securities are linked.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying Fund. See "Description of Securities — Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected.

- **THE UNDERLYING FUND AND ITS INDEX ARE DIFFERENT** — The performance of the Underlying Fund may not exactly replicate the performance of its respective index because the fund will reflect transaction costs and fees that are not included in the calculation of the index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its respective index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. Finally, because the shares of the Underlying Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying Fund may differ from the net asset value per share of the Underlying Fund. For all of the foregoing reasons, the performance of the Underlying Fund may not correlate with the performance of its respective index.

- **THERE IS NO AFFILIATION BETWEEN THE UNDERLYING FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE UNDERLYING FUND** — We are not affiliated with the Underlying Fund or the issuers of the component securities held by the Underlying Fund or underlying the index replicated by the Underlying Fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the Underlying Fund or underlying the index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the Underlying Fund or the component stocks underlying the index or any of the issuers of the component securities held by the Underlying Fund or underlying the index. You, as an investor in the Securities, should make your own investigation into the component securities held by the Underlying Fund or underlying the index and the issuers of the component securities held by the Underlying Fund or underlying the index. Neither the Underlying Fund nor any of the issuers of the component securities held by the Underlying Fund or underlying the index are involved in this offering of your Securities in any way and none of them has any obligation of any sort with respect to your Securities. Neither the Underlying Fund nor any of the issuers of the component securities held by the Underlying Fund or underlying the index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

- **PAST PERFORMANCE OF THE UNDERLYING FUND, ITS INDEX OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING FUND IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Underlying Fund, its index or of the component securities held by the Underlying Fund over the term of the Securities, may bear little relation to the historical levels of the Underlying Fund or of the component securities held by the Underlying Fund, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying Fund, its index or of the component securities held by the Underlying Fund.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described above under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlying Fund

All disclosures contained in this pricing supplement regarding the Underlying Fund are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Underlying Fund contained in this pricing supplement. You should make your own investigation into the Underlying Fund.

We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Underlying Fund as an indication of future performance. The Underlying Fund is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and investment companies registered under the Investment Company Act of 1940, as amended, are required to file certain financial and other information specified by the SEC periodically. Information filed by the Underlying Fund with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the Underlying Fund under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The SPDR S&P 500® ETF Trust

We have derived all information contained in this pricing supplement regarding the SPDR® S&P 500® ETF Trust including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, State Street Bank and Trust Company, as trustee of the SPDR® S&P 500® ETF Trust ("**SSBTC**"), and PDR Services LLC (wholly owned by NYSE Euronext), as sponsor of the SPDR® S&P 500® ETF Trust. The SPDR® S&P 500® ETF Trust is a unit investment trust that issues securities called Standard & Poor's Depositary Receipts ("**SPDRs**"). In January 2010, the name of the fund was changed from "Standard and Poor's Depositary Receipts®" to "SPDR® S&P 500® ETF Trust". The SPDR® S&P 500® ETF Trust is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "SPY."

The SPDR® S&P 500® ETF Trust is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index, which is the underlying index for the SPDR® S&P 500® ETF Trust. Information provided to or filed with the SEC by the SPDR® S&P 500® ETF Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the SPDR® S&P 500® ETF Trust, SSBTC and PDR Services LLC, please see the Prospectus dated January 27, 2010 of the SPDR® S&P 500® ETF Trust. In addition, information about the SPDR® S&P 500® ETF Trust, SSBTC and PDR Services LLC may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® S&P 500® ETF Trust website. Information contained in the SPDR® S&P 500® ETF Trust website is not incorporated by reference in, and should not be considered a part of this pricing supplement or any pricing supplement.

Investment Objective and Strategy

The SPDR® S&P 500® ETF Trust's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The SPDR® S&P 500® ETF Trust holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of the stocks held by the SPDR® S&P 500® ETF Trust and the component stocks of the S&P 500® Index, SSBTC adjusts the holdings of the SPDR® S&P 500® ETF Trust from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks of the S&P 500® Index. SSBTC aggregates certain of these adjustments and makes changes to the holdings of the SPDR® S&P 500® ETF Trust at least monthly or more frequently in the case of significant changes to the S&P 500® Index. Any change in the identity or weighting of a component stock will result in a corresponding adjustment to the prescribed holdings of the SPDR® S&P 500® ETF Trust effective on any day that the NYSE is open for business following the day on which the change to the S&P 500® Index takes effect after the close of the market. The value of SPDRs fluctuates in relation to changes in the value of the holdings of the SPDR® S&P 500® ETF Trust. The market price of each individual SPDR may not be identical to the net asset value of such SPDR. Although the SPDR® S&P 500® ETF Trust may at any time fail to own certain of the component stocks, the SPDR® S&P 500® ETF Trust will be substantially invested in the component stocks. It is possible that, for a short period of time, the SPDR® S&P 500® ETF Trust may not fully replicate the performance of the S&P 500® Index due to temporary unavailability of certain component securities in the secondary market or due to other extraordinary circumstances. In addition, the SPDR® S&P 500® ETF Trust is not able to replicate exactly the performance of the S&P 500® Index because the total return generated by the SPDR® S&P 500® ETF Trust's portfolio of stocks and cash is reduced by the expenses of the SPDR® S&P 500® ETF Trust and transaction costs incurred in adjusting the actual balance of the SPDR® S&P 500® ETF Trust's portfolio.

S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. *This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices — The S&P 500 Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.*

The following table sets forth the quarterly high and low Closing Levels for the SPDR® S&P 500® ETF Trust, as reported by Bloomberg. SPDR® S&P 500® ETF Trust's Closing Level on October 26, 2010 was 118.73.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2005	3/31/2005	122.79	116.53	117.96
4/1/2005	6/30/2005	121.57	113.80	119.18
7/1/2005	9/30/2005	124.72	119.48	123.04
10/1/2005	12/31/2005	127.81	117.43	124.51
1/1/2006	3/31/2006	131.03	125.48	129.83
4/1/2006	6/30/2006	132.62	122.55	127.23
7/1/2006	9/30/2006	133.74	123.34	133.58
10/1/2006	12/31/2006	143.12	133.36	141.62
1/1/2007	3/31/2007	146.04	137.35	142.00
4/1/2007	6/30/2007	154.10	143.69	150.43
7/1/2007	9/30/2007	155.07	141.04	152.58
10/1/2007	12/31/2007	156.48	140.95	146.21
1/1/2008	3/31/2008	144.86	128.00	131.97
4/1/2008	6/30/2008	143.05	126.18	127.98
7/1/2008	9/30/2008	130.71	111.38	115.99
10/1/2008	12/31/2008	110.34	75.45	90.24
1/1/2009	3/31/2009	93.47	68.11	79.52
4/1/2009	6/30/2009	95.08	81.65	91.95
7/1/2009	9/30/2009	107.32	87.96	105.59
10/1/2009	12/31/2009	112.72	102.49	111.44
1/1/2010	3/31/2010	117.80	105.89	117.00
4/1/2010	6/30/2010	121.81	102.20	103.22
7/1/2010	9/30/2010	114.82	102.20	114.13
10/1/2010	10/26/2010*	118.73	113.75	118.73

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2010 includes data for the period through October 26, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of the SPDR® S&P 500® ETF Trust from January 1, 2005 to October 26, 2010. The Closing Level of the SPDR® S&P 500® ETF Trust on October 26, 2010 was 118.73. We obtained the Closing Levels of the SPDR® S&P 500® ETF Trust from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical levels of the SPDR® S&P 500® ETF Trust should not be taken as an indication of future performance.**



Historical Performance of the SPDR® S&P 500® ETF Trust

Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.25 per $10.00 Security. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.